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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 6)*	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response. . . 14.90
ULTRATECH STEPPER, INC.

(Name of Issuer)
COMMON STOCK

(Title of Class of Securities)
904034 10 5
(CUSIP Number)
January 30, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / /      Rule 13d-1(b)

        / /      Rule 13d-1(c)

        /x/      Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No.            904034 10 5

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Arthur W. Zafiropoulo, SSN: ###-##-####

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/ /

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
1,755,108

		(6)	Shared Voting Power
None

		(7)	Sole Dispositive Power
1,755,108

		(8)	Shared Dispositive Power
None

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,755,108

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
7.6%

(12)	Type of Reporting Person (See Instructions)
IN

Page 2 of 5 pages

Item 1.

(a)	Name of Issuer:
Ultratech Stepper, Inc.

(b)	Address of Issuer's Principal Executive Offices:
3050 Zanker Road, San Jose, CA 95134

Item 2.

(a)	Name of Person Filing:
Arthur W. Zafiropoulo

(b)	Address of Principal Business Office or, if none, Residence:
c/o Ultratech Stepper, Inc., 3050 Zanker Road, San Jose, CA 95134

(c)	Citizenship:
United States of America

(d)	Title of Class of Securities:
Common Stock

(e)	CUSIP Number:
904034 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	/ /	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
(b)	/ /	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)
(c)	/ /	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
(d)	/ /	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e)	/ /	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)
(f)	/ /	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F)
(g)	/ /	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)
(h)	/ /	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	/ /	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	/ /	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Not Applicable

Page 3 of 5 pages

Item 4. Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:
1,755,108*

(b)	Percent of Class:

7.6%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:
1,755,108*

	(ii)	Shared power to vote or to direct the vote:

None

	(iii)	Sole power to dispose or to direct the disposition of:
1,755,108*

	(iv)	Shared power to dispose or to direct the disposition of:
None

Item 5. Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    / /.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

         Not applicable.

Item 9. Notice of Dissolution of Group

         Not applicable.

*
Includes 100,000 shares held by a charitable foundation in the name of the "Zafiropoulo Family Foundation" established pursuant to Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, of which the Reporting Person has voting or dispositive power only to the extent that he is on the board of directors of the foundation, and 1,587,108 shares held by a revocable living trust of which the Reporting Person is the sole trustee and sole primary beneficiary.

Page 4 of 5 pages

Item 10. Certification

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

February 13, 2002
Date

/s/ Arthur W. Zafiropoulo
Signature

Arthur W. Zafiropoulo, Chief Executive Officer
Name/Title

Page 5 of 5 pages

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SIGNATURE